UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 15 May, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

Dealing in securities by a director of major subsidiaries of Gold
Fields Limited
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr J Pauley, a director a major subsidiaries of Gold Fields has sold his shares
(Performance Vesting Restricted Shares (“PVRS”) which were
awarded to him in terms of The Gold Fields Limited 2005 Share
Plan, as amended.

Details of the transaction are set out below:

J Pauley
Nature of transaction
On market sale of shares
Transaction Date 13 May 2013
Number of Shares 11,727
Class of Security Ordinary shares
Market Price per share R60.3569
Total Value R707 805.37
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest
Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

15 May 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 15 May, 2013
By:            /s/ Nicholas J. Holland
Name:        Nicholas J. Holland
Title:          Chief Executive Officer